UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION
2775 SANDERS ROAD, SUITE A1E
NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k)
Savings Plan
(EIN: 36-3871531 Plan: 001)
Financial Statements as of and for the
Years Ended December 31, 2019 and 2018, Supplemental Schedule as of
December 31, 2019, and
Report of Independent Registered Public Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	1

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3

Notes to Financial Statements as of and for the Years Ended December 31, 2019 and 2018	5

SUPPLEMENTAL SCHEDULE:	13

Form 5500—Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2019	14

SIGNATURES	17

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Allstate 401(k) Savings Plan
Northbrook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule and Supplementary Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 and the supplementary information by fund in the statements of net assets available for benefits and changes in net assets available for benefits have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule and supplementary information by fund are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule and supplementary information reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule and supplementary information. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule and supplementary information are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 11, 2020
We have served as the auditor of the Plan since 1995.

Member of Deloitte Touche Tohmatsu Limited

ALLSTATE 401(K) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019
($ in thousands)

	Supplementary Information
	Participant-Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

Investments—at contract value:
Invesco Advisers Inc. Stable Value Fund	$699,788	$—	$—	$699,788

Investments—at fair value:
The Allstate Corporation common stock	—	688,308	43,876	732,184
Northern Trust collective short-term investment fund	28,092	2,115	1	30,208
Common collective trust funds:
SSGA U.S. Bond Index Non-Lending Series Fund – Class A	502,736	—	—	502,736
SSGA Real Return ex-Natural Resource Equities Non-Lending Series Fund – Class C	23,419	—	—	23,419
SSGA S&P 500 Index Non-Lending Series Fund – Class A	1,497,817	—	—	1,497,817
SSGA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A	607,482	—	—	607,482
SSGA Russell Small Cap Index Non-Lending Series Fund – Class A	422,161	—	—	422,161
SSGA S&P Mid Cap Index Non-Lending Series Fund – Class A	389,000	—	—	389,000
NTI Emerging Markets Fund	57,763	—	—	57,763
Northern Trust Focus Funds	763,630	—	—	763,630
Total investments—at fair value	4,292,100	690,423	43,877	5,026,400

Total investments	4,991,888	690,423	43,877	5,726,188

Receivables:
Dividends and interest	47	3,050	196	3,293
Employer contributions	—	50,370	—	50,370
Participant notes receivable	87,822	—	—	87,822
Other		2,122		2,122
Interfund	—	47,225	—	47,225
Total receivables	87,869	102,767	196	190,832

Other assets	8,495	—	—	8,495
Total assets	5,088,252	793,190	44,073	5,925,515

LIABILITIES

Payables:
Interfund	3,154	—	44,071	47,225
Other	671	25		696
Total liabilities	3,825	25	44,071	47,921

NET ASSETS AVAILABLE FOR BENEFITS	$5,084,427	$793,165	$2	$5,877,594

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018
($ in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

Investments—at contract value:
Invesco Advisers Inc. Stable Value Fund	$708,083	$—	$—	$708,083

Investments—at fair value:
The Allstate Corporation common stock	—	559,476	34,658	594,134
Northern Trust collective short-term investment fund	—	2,660	727	3,387
Common collective trust funds:
SSGA U.S. Bond Index Non-Lending Series Fund – Class A	426,020	—	—	426,020
SSGA Real Return ex-Natural Resource Equities Non-Lending Series Fund – Class C	16,108	—	—	16,108
SSGA S&P 500 Index Non-Lending Series Fund – Class A	1,213,705	—	—	1,213,705
SSGA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	491,130	—	—	491,130
SSGA Russell Small Cap Index Non-Lending Series Fund – Class A	354,849	—	—	354,849
SSGA S&P Mid Cap Index Non-Lending Series Fund – Class A	309,069	—	—	309,069
NTI Emerging Markets Fund	49,367	—	—	49,367
Northern Trust Focus Funds	606,097	—	—	606,097
Total investments—at fair value	3,466,345	562,136	35,385	4,063,866

Total investments	4,174,428	562,136	35,385	4,771,949

Receivables:
Dividends and interest	73	3,082	194	3,349
Employer contributions	—	87,598	—	87,598
Participant Notes Receivable	90,036	—	—	90,036
Interfund	—	5,865	—	5,865
Total receivables	90,109	96,545	194	186,848

Other assets
Total assets	6,031	—	—	6,031
	4,270,568	658,681	35,579	4,964,828
LIABILITIES

ESOP loan (Notes 1 and 3)	—	—	1,835	1,835
Payables:
Interfund	2,723	—	3,142	5,865
Other	548	23	—	571

Total liabilities	3,271	23	4,977	8,271

NET ASSETS AVAILABLE FOR BENEFITS	$4,267,297	$658,658	$30,602	$4,956,557

See notes to financial statements.

ALLSTATE 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019
($ in thousands)

	Supplementary Information
	Participant-Directed Funds	Allstate Stock Funds	ESOP Company Shares Unallocated	Total
ADDITIONS

Net investment income (loss):
Net appreciation in fair value of investments	$822,318	$211,593	$11,635	$1,045,546
Interest	19,100	76	11	19,187
Dividends	(2)	13,769	782	14,549

Net investment income	841,416	225,438	12,428	1,079,282

Interest income on participant notes receivable	4,623	—	—	4,623
Contributions:
Participants	201,368	13,512	—	214,880
Employer - cash matched on participant contributions	2,312	48,058	1,190	51,560

Total contributions	203,680	61,570	1,190	266,440

Allocation of company shares - shares matched on participant deposits at fair value	—	43,876	(43,876)	—

Total additions	1,049,719	330,884	(30,258)	1,350,345

DEDUCTIONS

Benefits paid to participants	390,973	59,589	—	450,562

Interest expense	—	—	146	146

Administrative expense	6,280	411	1	6,692

Total deductions	397,253	60,000	147	457,400

NET INCREASE	652,466	270,884	(30,405)	892,945

INTERFUND TRANSFERS	136,572	(136,377)	(195)	—

Transfer of assets due to merger of Answer Financial 401(k) Plan (Note 1)	28,092	—	—	28,092

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,267,297	658,658	30,602	4,956,557

End of year	$5,084,427	$793,165	$2	$5,877,594

See notes to financial statements.

ALLSTATE 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018
($ in thousands)

	Supplementary Information
	Participant-Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ADDITIONS

Net investment income (loss):
Net depreciation in fair value of investments	$(274,758)	$(160,613)	$(9,261)	$(444,632)
Interest	17,275	72	11	17,358
Dividends	12	13,413	772	14,197

Net investment loss	(257,471)	(147,128)	(8,478)	(413,077)

Interest income on participant notes receivable	4,237	—	—	4,237
Contributions:
Participants	230,626	13,699	—	244,325
Employer–cash matched on participant contributions	1,923	85,674	—	87,597

Total contributions	232,549	99,373	—	331,922

Allocation of company shares - shares matched on participant deposits at fair value	—	2,418	(2,418)	—

Total reductions	(20,685)	(45,337)	(10,896)	(76,918)

DEDUCTIONS

Benefits paid to participants	431,640	55,371	—	487,011

Interest expense	—	—	148	148

Administrative expense	5,714	364	1	6,079

Total deductions	437,354	55,735	149	493,238

NET DECREASE	(458,039)	(101,072)	(11,045)	(570,156)

INTERFUND TRANSFERS	94,650	(93,925)	(725)	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,630,686	853,655	42,372	5,526,713

End of year	$4,267,297	$658,658	$30,602	$4,956,557

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN
The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — Regular full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Esurance Insurance Services, Inc., Answer Financial, Inc., InfoArmor, Inc., and SquareTrade Inc., are eligible to participate in the Plan. There is no waiting period to enroll in the Plan, provided employees are at least 18 years old.
The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Plan includes a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The stock bonus portion of the Plan previously included a leveraged ESOP comprised of Allstate stock. The ESOP loan balance was repaid on December 31, 2019. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On December 31, 2019, the Answer Financial 401(k) Plan, a defined contribution plan sponsored by Answer Financial, Inc., a subsidiary of the Company, was merged with and into the Plan. As a result, all participants in the Answer Financial 401(k) Plan became participants in the Plan. In conjunction with the merger, net assets in the amount of $28,092,134 from the Answer Financial 401(k) Plan were transferred into the Plan.
Administration — The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan.
Trustee of the Plan — The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.
Contributions — Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax, Roth 401(k), and after-tax contributions, subject to Internal Revenue Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Participants age 50 or older have the option to make additional pre-tax or Roth 401(k) contributions (“Catch-Up” contributions). Employees may also roll over pre-tax or Roth 401(k) amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match for a plan year is 80 cents for every pre-tax and/or Roth 401(k) dollar that a participant contributes to the Plan during the plan year, up to 5% of eligible compensation. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time, subject to certain limited trading restrictions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants hired prior to March 1, 2009 were immediately vested in their contributions and the Company’s contributions plus earnings thereon. Employees hired on or after March 1, 2009 are immediately vested in their contributions and will fully vest in the Company’s contributions after three years of vesting service.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current investment options as listed below. If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date and account distribution at age 65. Participants may change their investment elections at any time, with limited trading restrictions, but without redemption restrictions. The funds transact at net asset value on a daily basis.
Stable Value Fund (Invesco Advisers, Inc. Stable Value Fund) — The fund, managed by Invesco Advisers, Inc. (“Invesco”), a registered investment advisor, is an actively managed portfolio that includes a number of investment contracts issued by a diversified group of insurance companies, banks, and other financial institutions, each backed by one or more diversified bond portfolios.
Allstate Stock Fund (The Allstate Corporation common stock) — The Allstate Stock Fund is a unitized fund that invests in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.
Bond Fund (SSGA U.S. Bond Index Non-Lending Series Fund – Class A) — The fund, managed by State Street Global Advisors (“SSGA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term. The Barclays Capital U.S. Aggregate Bond Index is an index representative of well-diversified exposure to the overall U.S. bond market.
Real Asset Fund (SSGA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C) — The fund, managed by SSGA, invests in the Real Return ex-Natural Resource Equities Non - Lending Class C Series Fund, which is a collective fund whose objective is to provide an investment return that approximates as closely as practicable, before expenses, the performance of its custom index (the “Real Asset Index”) over the long term. The fund is a collection of real asset investments in commodities, real estate and inflation-protected bonds and offers liquid, cost-effective exposure to three asset classes (see table below) via a disciplined, strategic asset allocation approach.

Target	Fund’s Exposure	Real Asset Index
20%	Commodities Futures Market	Bloomberg Roll Select Commodity Index
35%	Global Development Real Estate Investment Trusts (REITSs)	FTSE EPRA/NAREIT Developed Liquid Index
45%	U.S. Treasury Inflation-Protected Securities (TIPS)	Barclays U.S. TIPS Index

S&P 500 Fund (SSGA S&P 500® Index Non-Lending Series Fund – Class A) — The fund, managed by SSGA, invests in the S&P 500® Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Standard & Poor’s 500® Index over the long term. The Standard & Poor’s 500® Index consists of large capitalization (“cap”) stocks across over 24 industry groups and 500 stocks chosen for market size, liquidity and industry group representation.
International Equity Fund (SSGA Global All Cap Equity ex U.S. Index Non-Lending Series Fund) – The fund, managed by SSGA, invests in Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ex-U.S. Investable Market Index (IMI) over the long term. The MSCI ACWI ex U.S. IMI are free float-adjusted market capitalization weighted indexes that capture large, mid and small cap equity representation across 22 of 23 developed market countries, excluding the U.S. and 23 emerging market countries.
Russell 2000 Fund (SSGA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSGA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Russell 2000® Index over the long term. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe.
Mid-Cap Fund (SSGA S&P Mid-Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSGA, invests in the S&P Mid-Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P Mid-Cap 400TM Index over the long term. The S&P Mid-Cap 400TM Index is a cap-weighted index that measures the performance of the mid-range sector of the U.S. stock market.
Emerging Markets Fund (Northern Trust Investments, Inc. (“NTI”) Emerging Markets Fund) — The Emerging Markets Fund invests in the Northern Trust Collective Emerging Markets Index Fund - Non-Lending managed by NTI. The fund’s objective is to approximate the risk and return characteristics of the MSCI® Emerging Markets Equity Index. The MSCI® Emerging Markets Equity Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets.
Target Retirement Date Funds (Northern Trust Focus Funds) — The Target Retirement Date Funds invest in the Northern Trust Focus Funds, a series of target retirement date collective trust funds for qualified plans managed by NTI. There are eleven different Target Retirement Date Funds ranging from 2010 – 2060, in five-year increments, and an Income Fund. Target Retirement Date Funds are dynamic asset allocation investment options. The asset allocation of each Target Retirement Date Fund (except for the Income Fund) gradually changes over time according to a targeted retirement year, assuming a retirement age of 65, until the Target Retirement Date Fund eventually merges with the Income Fund. The funds invest in a broadly diversified portfolio of primarily passive investment funds comprised of U.S. and international stocks, inflation sensitive securities, and U.S. bonds.
Participant Notes Receivable — Participants may borrow from their employee contribution and rollover contribution accounts. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000, and will be taken from the participant’s accounts in the following order: pre-tax, Roth 401(k), rollover, and after-tax. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate, plus one percent, as published in the Wall Street Journal in effect on the 15th day of the month prior to the first day of the quarter in which the loan is requested. Generally, principal and interest are paid by participants ratably through payroll deductions.
Employee Stock Ownership Plan (ESOP) — The Company had a leveraged ESOP. The remaining loan balance matured and was repaid on December 31, 2019. As the Plan made each payment of principal and interest, a proportional percentage of unallocated shares were allocated to eligible participants’ accounts in accordance with applicable regulations under the Code. During the years ended December 31, 2019 and December 31, 2018, the Plan made $1,835,096 and $419,979 in principal prepayments, respectively.
ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.
Payment of Benefits — Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance, net of any outstanding loans. Partial withdrawals are also permitted under the Plan subject to restrictions.  Participants may leave their account balance in the plan after termination, if the balance is greater than $1,000; however, after the age of seventy and a half, required minimum distributions must be withdrawn. If the value of a vested account balance on or after a participant’s termination date does not exceed $1,000, the participant will receive an automatic lump sum distribution of their vested account balance.
Forfeited Accounts — As of December 31, 2019 and 2018, forfeited nonvested accounts totaled $3,153,761 and $2,722,775 respectively, and are reported in other assets. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2019 and December 31, 2018, employer contributions were reduced by $2,722,775 and $2,813,526, respectively, due to forfeited nonvested accounts.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Subsequent events were evaluated through June 11, 2020 the date the financial statements were issued. The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to financial markets, including an adverse impact on the market values of fixed income and equity securities, and businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty. The impact of the Coronavirus on the Plan’s operations is highly uncertain and cannot be predicted at this time. If the financial markets or the overall economy are impacted for an extended period, the future investment results of the Plan may be materially adversely affected.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act provided temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The 401(k) Committee has approved the implementation of certain relief provisions included in the CARES Act, however the future effects of these provisions on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.  The Plan will formally be amended by the end of the 2022 plan year.

On May 21, 2020, the Plan's 401(k) Committee approved the merger of the Esurance Insurance Services, Inc. 401(k) Plan with and into the Plan. The merger is expected to become effective on or about July 10, 2020.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — Plan investments are stated at fair value except for fully benefit-responsive investment contracts ("FBRIC") which are reported at contract value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments. Common stock held in the Allstate Stock Fund is valued using market price. The Stable Value Fund is a FBRIC and stated at contract value, which is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses — Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.
Benefits Paid to Participants and Participant Notes Receivable — Benefits paid to participants and participant notes receivable are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of year end are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

3.	ESOP LOAN
The Plan had an ESOP loan that carried an annual interest rate of 7.9% that matured in 2019, with the remaining loan balance of $1,835,096 repaid on December 31, 2019.
The following table presents additional information, as of December 31, 2019 and 2018, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares.

($ in thousands)	2019		2018
	Allstate Stock Fund	ESOP Company Shares	Allstate Stock Fund	ESOP Company Shares

Number of shares	6,121,016	390,181(1)	6,770,859	419,439(1)

Cost	$238,374	$2,780	$202,083	$2,989

Fair value	$688,308	$43,876	$559,476	$34,658

(1) Includes unallocated shares and shares committed to be released. In February 2020, the remaining shares were allocated to participants accounts.

The estimated fair value of the ESOP loan as of December 31, 2018 was $2,256,540, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event that the Plan is terminated, participants would be 100% vested in their accounts.
5. TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter, dated August 17, 2017, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The statute of limitation has expired and the Plan is not subject to income tax examinations for years prior to 2016. The IRS is not currently examining the Plan.

6.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.
The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.
The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/A1 or better as measured by S&P Global’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.
The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%, but ranged between 2.59% and 3.14% during 2019. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.
Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.
7.    FAIR VALUE OF ASSETS AND LIABILITIES
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statements of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:
Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.
Level 2: Assets and liabilities whose values are based on the following:

(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)	Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.
Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.
Category level in the fair value hierarchy for assets or liabilities is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the significant valuation techniques used for assets and liabilities measured at fair value on a recurring basis.
The Allstate Corporation Common Stock: The Company’s common stock is actively traded on the New York Stock Exchange and is valued based on unadjusted quoted prices.
Northern Trust Collective Short-Term Investment Fund: The collective short-term investment fund is valued using amortized cost which approximates fair value.
Investments excluded from the fair value hierarchy - Common and collective trust funds comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.
The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2019. There were no assets measured at fair value on a non-recurring basis as of December 31, 2019. There were no level 3 assets as of December 31, 2019.

($ in thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$732,184	$—	$732,184
Collective short-term investment fund	—	30,208	30,208
Total assets in the fair value hierarchy	$732,184	$30,208	762,392

Assets measured at net asset value (1)			4,264,008

Total assets at fair value			$5,026,400

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2018. There were no assets measured at fair value on a non-recurring basis as of December 31, 2018. There were no level 3 assets as of December 31, 2018.

($ in thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$594,134	$—	$594,134
Collective short-term investment fund	—	3,387	3,387
Total assets in the fair value hierarchy	$594,134	$3,387	597,521

Assets measured at net asset value (1)			3,466,345

Total assets at fair value			$4,063,866

(1)
Certain investments that were measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy. The fair value amounts are intended to permit reconciliation of the fair value hierarchy to the line items in the Statements of Net Assets Available for Benefits.

There were no transfers between levels during 2019 or 2018.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the years ended December 31, 2019 and 2018:

($ in thousands)	2019	2018

Total net investment income (loss) per the financial statements	$1,079,280	$(413,077)
Interest income on participant notes receivable	4,623	4,237
Total net investment income (loss) per the Form 5500	$1,083,903	$(408,840)

9.	RELATED-PARTY TRANSACTIONS
The Plan invests in The Northern Trust Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds, which are collective investment funds managed by NTI, the investment advisor division of The Northern Trust Company, the trustee of the Plan. Fees paid by the Plan for investment management services associated with the Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Invesco Advisers Stable Value Fund:

*	The Northern Trust Collective Short Term	25,838,213 shares	$25,838,213	$25,838,213
	Investment Fund No. 22-19589

	Transamerica:	Transamerica No. MDA-00714TR
	IGT Invesco A+ Int Common Collective Trust	1,871,636 shares	$3,784,883	$4,078,772
	IGT Jennison A+ Int Common Collective Trust	2,456,489 shares	$4,358,424	$4,656,226
	IGT Loomis A+ Core Common Collective Trust	8,404,268 shares	$13,534,335	$15,821,136
	IGT Dodge & Cox A+ Core Common Collective Trust	9,090,889 shares	$13,570,190	$15,808,565
	IGT Invesco A+ Core Common Collective Trust	6,242,603 shares	$10,709,818	$12,317,305
	IGT Invesco HQ STBF Common Collective Trust	48,114,398 shares	$48,183,110	$51,584,649
	IGT PIMCO A+ Core Common Collective Trust	6,200,509 shares	$10,799,818	$12,284,350
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			$(2,227,723)

	Pacific Life Insurance:	Pacific Life Insurance No. G-26930.01.0001
	IGT Invesco HQ STBF Common Collective Trust	69,309,034 shares	$69,309,034	$74,307,948
	IGT Dodge & Cox A+ Core Common Collective Trust	4,682,722 shares	$6,909,515	$8,143,000
	IGT Loomis A+ Core Common Collective Trust	4,330,891 shares	$6,863,080	$8,152,954
	IGT PIMCO A+ Core Common Collective Trust	4,107,405 shares	$6,829,498	$8,137,526
	IGT Invesco A+ Core Common Collective Trust	4,140,244 shares	$6,804,500	$8,169,133
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			$(1,832,766)

	Prudential Insurance Company:	Prudential Insurance Company No. GA-62294
	IGT Invesco A+ Core Common Collective Trust	3,037,693 shares	$4,888,294	$5,993,685
	IGT Invesco HQ STBF Common Collective Trust	69,081,912 shares	$69,081,912	$74,064,445
	IGT Jennison A+ Int G/C Common Collective Trust	13,006,774 shares	$21,159,710	$24,654,080
	IGT PIMCO A+ Core Common Collective Trust	3,013,598 shares	$4,983,206	$5,970,491
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			$(1,893,578)
(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Invesco Advisers Stable Value Fund continued:

	State Street Bank:	State Street Bank No. 105027
	IGT Loomis A+ Int G/C Common Collective Trust	18,256,788 shares	$26,231,614	$32,095,707
	IGT Invesco A+ Int G/C Common Collective Trust	14,718,105 shares	$25,547,894	$32,074,504
	IGT PIMCO A+ Int G/C Common Collective Trust	11,469,501 shares	$26,233,132	$31,971,899
	IGT Invesco HQ STBF Common Collective Trust	9,738,609 shares	$9,878,786	$10,441,006
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			$(3,074,345)

	Voya Retirement & Annuity:	Voya Retirement & Annuity No. 60256
	IGT Invesco HQ STBF Common Collective Trust	52,181,691 shares	$52,574,636	$55,945,295
	IGT Loomis A+ Int Common Collective Trust	2,071,111 shares	$3,279,678	$3,641,044
	IGT Jennison A+ Int Common Collective Trust	22,884,562 shares	$39,672,904	$43,377,229
	IGT PIMCO A+ Int Common Collective Trust	1,304,222 shares	$3,230,974	$3,635,595
	IGT Invesco A+ Int Common Collective Trust	17,372,088 shares	$34,208,728	$37,858,209
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			$(3,134,509)

	Metropolitan Tower Life Insurance:	Metropolitan Tower Life No. 38024
	IGT Invesco HQ STBF Common Collective Trust	52,036,801 shares	$52,496,423	$55,789,955
	IGT Invesco A+ Core Common Collective Trust	5,336,196 shares	$9,509,321	$10,528,870
	IGT Loomis A+ Core Common Collective Trust	6,970,630 shares	$11,876,387	$13,122,294
	IGT PIMCO A+ Core Common Collective Trust	5,285,030 shares	$9,503,899	$10,470,617
	IGT Dodge & Cox A+ Core Common Collective Trust	7,518,450 shares	$11,883,463	$13,074,179
	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			$(2,058,133)
	Total Invesco Advisers Stable Value Fund		643,735,379	699,787,827

*	The Allstate Corporation common stock	6,511,197 shares	$241,154,423	$732,184,103

				(Continued)

ALLSTATE 401(K) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	State Street Global Advisors (SSGA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	33,183,914 shares	$425,476,655	$502,736,300
	SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C	1,828,062 shares	$21,507,376	$23,419,297
	SSgA S&P 500 Index Non-Lending Series Fund - Class A	22,811,371 shares	$770,747,668	$1,497,817,431
	SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund - Class A	38,853,991 shares	$480,184,480	$607,482,145
	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	7,421,565 shares	$278,810,947	$422,160,906
	SSgA S&P Mid-Cap Index Non-Lending Series Fund - Class A	4,402,243 shares	$252,038,814	$388,999,770
	Total State Street Global Advisors		2,228,765,940	3,442,615,849

*	Northern Trust Investments (NTI):

	The Northern Trust Collective Short Term	30,207,731 shares	$30,207,731	$30,207,731
	Investment Fund No. 22-44460, No. 22-41639, and No. 22-18490

	NTI Emerging Markets Fund	295,935 shares	$48,446,590	$57,763,315
	Northern Trust Focus Income Fund	83,138 shares	$11,698,718	$13,149,912
	Northern Trust Focus 2010 Fund	34,481 shares	$4,635,365	$5,548,990
	Northern Trust Focus 2015 Fund	131,437 shares	$16,703,519	$21,517,548
	Northern Trust Focus 2020 Fund	604,506 shares	$80,152,323	$101,182,290
	Northern Trust Focus 2025 Fund	842,832 shares	$113,119,516	$145,734,031
	Northern Trust Focus 2030 Fund	690,648 shares	$99,468,834	$125,960,360
	Northern Trust Focus 2035 Fund	510,576 shares	$76,519,729	$98,270,534
	Northern Trust Focus 2040 Fund	414,232 shares	$63,307,207	$80,949,237
	Northern Trust Focus 2045 Fund	323,634 shares	$49,665,844	$63,179,898
	Northern Trust Focus 2050 Fund	244,278 shares	$38,723,553	$47,595,153
	Northern Trust Focus 2055 Fund	257,428 shares	$40,194,592	$50,074,951
	Northern Trust Focus 2060 Fund	77,338 shares	$9,320,000	$10,466,886
	Total Northern Trust Investments		682,163,521	851,600,836
		Rates of interest from 3.25% to
*	Participant loans	8.25% maturing through 2049	$87,822,397	$87,822,397

	Total		$3,883,641,660	$5,814,011,012

*	Permitted party in interest.
(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ Patrick Renken
Patrick Renken
Plan Administrator

June 11, 2020